Filed pursuant to Rule 433
Registration No. 333-162822
March 17, 2010
FINAL TERM SHEET
Issuer: Vale S.A.
Title of Securities: 4.375 % Notes due 2018
Aggregate Principal Amount: €750,000,000
Price To Public: 99.564% of principal amount, plus accrued interest, if any, from March 24, 2010.
Gross Proceeds: €746,730,000
Maturity: March 24, 2018
Interest Rate/Coupon: 4.375%
Interest Payment Dates: March 24 of each year, commencing on March 24, 2011
Yield to Maturity: 4.441%
Benchmark: DBR 4.000% due January 04, 2018
Benchmark Price: 108.01
Benchmark Yield: 2.838%
Spread to Benchmark: 160.3 bps
Pricing Date: March 17, 2010
Settlement Date: March 24, 2010
Minimum Denomination: €50,000/€1,000
Make-Whole Call Spread: DBR + 25 bps

Joint Book-Running Managers:	BNP Paribas Crédit Agricole Corporate and Investment Bank HSBC Bank plc Banco Santander, S.A.
Ratings: Baa2 / BBB+ / BBB / BBB (high) (Moody’s / Standard & Poor’s / Fitch / DBRS)
Underwriters’ Discount: 0.36%
ISIN: XS0497362748
Common Code: 049736274
Listing: Issuer has applied to list the Securities on the official list of the Luxembourg Stock Exchange
The offer and sale of the Securities to which this final term sheet relates have been registered by Vale S.A. by means of a registration statement on Form F-3 (Registration No. 333-162822).
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-807-6030 (in the United States), or by calling +44 20 7756 6802 or +34 91 257 2029 (outside the United States).